October 20, 2004

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:    Strong Equity Funds, Inc. ("Registrant")
       -  Strong Small Cap Growth Fund
       Withdrawal of Post-Effective Amendment No. 59 Filed on September 29, 2003 File Nos. 33-70764 and 811-8100
       Accession Number: 0000869297-03-000083

Dear Sir or Madam:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Registrant requests the withdrawal of Post-Effective Amendment No. 59 ("PEA 59") filed September 29, 2003, to the Registration Statement on Form N-1A.

         PEA 59 was filed to add the Strong Small Cap Growth Fund as a series fund of the Registrant. We are withdrawing PEA 59 because the Board of the Registrant no longer deems it advisable to offer the fund for sale. No shares of the fund have ever been offered or sold.

         If you  have  any  questions  or  comments,  please  call  me at  (414)
359-3918.

                                   Sincerely,

                                  /s/ Kerry A. Jung

                                   Kerry A. Jung
                                   Managing Counsel